UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13G	Estimated average burden hours per response. . 10.4

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Youbet.com, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

987413101

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 987413101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) New World Opportunity Partners I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,914,143 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,914,143 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,914,143 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.3%

12.	Type of Reporting Person (See Instructions) OO - Limited Liability Company

CUSIP No. 987413101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Brodsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,000

	6.	Shared Voting Power 3,916,143 (See Item 4)

	7.	Sole Dispositive Power 2,000

	8.	Shared Dispositive Power 3,916,143 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,916,143 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 987413101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas Muenster

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,914,143 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,914,143 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,914,143 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 987413101

This Amendment No. 1 hereby amends the Statement on Schedule 13G (the "Schedule 13G") previously filed on June 27, 2006, by New World Opportunity Partners I, LLC, a Delaware limited liability company ("NWOP I"), Michael Brodsky and Thomas Muenster with respect to the common stock, par value $0.001 ("Common Stock") of Youbet.com, Inc., a Delaware corporation (the “Issuer”) as follows:

Item 4.	Ownership
	(a)	Amount beneficially owned: As of the date hereof:

NWOP I is the owner of 3,914,143  shares of Common Stock, and has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares, together with Messrs Brodsky and Muenster.

Michael Brodsky, by virtue of his being the managing member of NWOP I and by virtue of his individual ownership of 2,000 shares of Common Stock, may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 3,916,143 shares of Common Stock and also may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares.

Thomas Muenster, by virtue of his being the special manager of NWOP I, may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 3,914,143 shares of Common Stock and also may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares.

(b)	Percent of class: 9.3% of Youbet.com, Inc.'s common stock, par value $0.001.
(c)	Number of shares as to which each Reporting person has:
For NWOP I and Thomas Muenster:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 3,914,143
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 3,914,143
For Michael Brodsky:
	(v)	Sole power to vote or to direct the vote 2,000
	(vi)	Shared power to vote or to direct the vote 3,916,143
	(vii)	Sole power to dispose or to direct the disposition of 2,000
	(viii)	Shared power to dispose or to direct the disposition of 3,916,143

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2007	New World Opportunity Partners I, LLC

	By:	/s/ Michael Brodsky
		Name:	Michael Brodsky
		Its:	Managing Member

/s/ Michael Brodsky
Michael Brodsky

/s/ Thomas Muenster
Thomas Muenster

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the undersigned hereby agree as follows:

(i)         Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)        Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 8, 2007	New World Opportunity Partners I, LLC

	By:	/s/ Michael Brodsky
		Name:	Michael Brodsky
		Its:	Managing Member

/s/ Michael Brodsky
Michael Brodsky

/s/ Thomas Muenster
Thomas Muenster

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